Exhibit 99.2

Navios Maritime Partners L.P Announces

Acquisition of One 13,100 TEU Container Vessel with 12 Years of Employment

MONACO, January 5, 2015 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) an international owner and operator of drybulk and container vessels, announced today that it has agreed to acquire the MSC Cristina, a 2011 South Korean-built container vessel of 13,100 TEU for $147.8 million. The vessel is expected to be delivered to Navios Partners’ owned fleet by the end of February 2015.

The MSC Cristina has been chartered out to a high quality counterparty for 12 years at a rate of $60,275 net per day (with Navios Partners’ option to terminate after year seven). The vessel is expected to generate approximately $18.4 million of annual EBITDA and approximately $217.8 million of aggregate EBITDA for the charter period, assuming operating expenses approximating current operating costs and 360 revenue days.

Navios Partners is expected to finance the acquisition with cash on its balance sheet and bank debt on terms consistent with its existing credit facilities.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “Today’s announcement demonstrates our ability to secure accretive deals that expand our cash flow generation capacity and extend our average contract duration. Today, Navios Partners has eight container vessels (almost 25% of our fleet). Given current market conditions, we will continue to seek opportunities in this segment.”

Fleet Update

Following the acquisition of the MSC Cristina, Navios Partners controls 33 vessels.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Partners L.P.

+1.212.906.8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1.212.661.7566

naviospartners@capitallink.com